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FOR IMMEDIATE RELEASE                                EARNINGS RELEASE
---------------------                                ----------------

                    TOP IMAGE SYSTEMS REPORTS YEAR-OVER-YEAR
                             REVENUE INCREASE OF 25%

                  REPORTS THIRD CONSECUTIVE PROFITABLE QUARTER

Tel Aviv, Israel -- August 16, 2004 -- Top Image Systems, Ltd. (Nasdaq: TISA), a leading innovator of intelligent document recognition, today announced results for the second quarter, which ended on June 30, 2004.

Revenues for the second quarter of 2004 were $2.44 million, or 25% more than the $1.95 million of revenue for the second quarter of 2003 and 3% more than the $2.36 million of revenues for the first quarter of 2004. TiS' net income for the quarter was $22 thousand, compared with a net loss of $211 thousand in the second quarter of 2003 and net income of $15 thousand in the first quarter of 2004. Income per share in this quarter was $0.004 compared with a loss per share of $0.034 in the second quarter of 2003, and income per share of $0.002 in the first quarter of 2004.

The second quarter was marked by a number of significant milestones in connection with the March 2004 announcement of our strategic plan to expand the Company's business. Among the quarter's highlights:

     >> TiS entered into agreements to raise $8.1 million in a private placement of ordinary shares;

     >> TiS signed a letter of intent with our long-time partner in Japan, the EDMS division of Toyo Ink Mfg. Co., Ltd., to fully acquire EDMS' activity in our industry in the Japanese market, and are currently working on the definitive format of the deal; and

     >> TiS signed a number of strategic agreements with technology partners as part of the Company's focus on integrating additional advanced technologies into our core solution, namely, including workflow capabilities and high connectivity to organizations' ERP and CRM systems.

Commenting on the results, Dr. Ido Schechter, Chief Executive Officer of Top Image Systems, said: "We are pleased with and very encouraged by our second quarter performance, as our revenues once again showed steady improvement. This marked our sixth consecutive quarter of improvement in revenues and the Company has been profitable for three consecutive quarters.

"Our goal is to offer our customers a complete, originally designed platform, as well as a single end-to-end solution, to streamline the entire flow of any kind of document - in any format from any source - and seamlessly integrate that data into any enterprise system. Dr. Schechter added.



ABOUT TOP IMAGE SYSTEMS

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content, which enters organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TiS solutions deliver the content to applications that drive the organization. TiS' eFLOW Unified Content Platform is a common platform for the company's solutions. TiS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the company's web site at: http://www.topimagesystems.com/.
-------------------------------

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

CONTACTS:

Adi Granot
Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
adi@TopImageSystems.com






                             FINANCIAL TABLES FOLLOW



TOP IMAGE SYSTEMS LTD.
Consolidated Statements of Operations for the
-------------------------------------------------------------------------------------------------------------



                                     THREE MONTHS ENDED            SIX MONTHS ENDED              YEAR ENDED
                                       June 30,                      June 30,                   December 31,
                                     ----------------------------  ---------------------------- -------------

                                         2003           2004           2003           2004          2003
                                     -------------  -------------  -------------  ------------- -------------
                                          $              $              $              $             $
                                     -------------  -------------  -------------  ------------- -------------

    REVENUES
    Product sales                       1,535,350      1,276,251      2,945,128      3,085,624     6,210,526
    Service revenues                      414,594      1,162,695        907,132      1,717,808     2,108,476
                                     -------------  -------------  -------------  ------------- -------------

    Total revenues                      1,949,944      2,438,946      3,852,260      4,803,432     8,319,002
                                     -------------  -------------  -------------  ------------- -------------

    COST OF REVENUES
    Product costs                         430,382        383,370        936,787        753,836     1,794,880
    Service costs                         124,988        284,383        257,720        534,708       544,910
                                     -------------  -------------  -------------  ------------- -------------

    Total cost of revenues                555,370        667,753      1,194,507      1,288,544     2,339,790
                                     -------------  -------------  -------------  ------------- -------------

    Gross profit                        1,394,574      1,771,193      2,657,753      3,514,888     5,979,212


    Research and development              240,088        205,161        455,219        401,983       863,209
    Selling and marketing                 933,710        996,834      1,878,824      2,060,338     3,768,901
    General and administrative            481,649        522,047        880,340        998,717     2,049,525
                                     -------------  -------------  -------------  ------------- -------------

                                        1,655,447      1,724,041      3,214,383      3,461,037     6,681,635
                                     -------------  -------------  -------------  ------------- -------------

    Operating profit (loss)              (260,873)        47,151       (556,630)        53,850      (702,423)

    Financing income (expenses), net       49,663        (25,344)        57,108        (17,037)       98,376
                                     -------------  -------------  -------------  ------------- -------------

    Net income (loss) for the period     (211,210)        21,807       (499,522)        36,813      (604,047)
                                     =============  =============  =============  ============= =============

    Net income (loss) per share            (0.034)         0.004         (0.082)         0.006        (0.096)
                                     =============  =============  =============  ============= =============

    Weighted average number of
    shares used to compute net
    income (loss) per share             6,126,390      6,369,640      6,098,890      6,345,116     6,252,996
                                     =============  =============  =============  ============= =============



TOP IMAGE SYSTEMS LTD.
Consolidated Balance Sheet as of
--------------------------------------------------------------------------------


                                                       JUNE 30,     DECEMBER 31,
                                                      ------------  ------------

                                                         2004          2003
                                                      ------------  ------------
                                                           $             $
                                                      ------------  ------------

  ASSETS

  CURRENT ASSETS:
  Cash and cash equivalents                             4,934,054     5,854,436
  Marketable securities                                   274,355       276,515
  Trade receivables, net                                5,170,172     4,606,254
  Other current assets                                    512,106       413,716
                                                      ------------  ------------

  Total current assets                                 10,890,687    11,150,921

  Cost                                                  1,804,859     1,778,512
  Less / accumulated depreciation                      (1,378,587)   (1,386,998)
                                                      ------------  ------------

  Net property and equipment                              426,272       391,514
                                                      ------------  ------------

  Long term deposits                                       77,647        85,995
                                                      ------------  ------------

  TOTAL ASSETS                                         11,394,606    11,628,430
                                                      ============  ============

  LIABILITIES AND SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES:
  Short-term bank loans                                 1,595,919     1,592,020
  Trade payables                                          235,197       305,953
  Accrued liabilities and other payables                1,523,093     1,899,835
                                                      ------------  ------------

  Total current liabilities                             3,354,209     3,797,808
                                                      ------------  ------------

  Severance pay, net                                      204,807       190,916
                                                      ------------  ------------

  TOTAL LIABILITIES                                     3,559,017     3,988,724
                                                      ------------  ------------

  SHAREHOLDERS' EQUITY
  Share capital - Ordinary share of NIS 0.04 par value     73,865        73,274
  Surplus capital                                      22,538,741    22,380,262
  Accumulated deficit                                 (14,777,017)  (14,813,830)
                                                      ------------  ------------

  Total shareholders' equity                            7,835,590     7,639,706

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           11,394,606    11,628,430
                                                      ============  ============